SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 28, 2021

I. Date, Time and Place: April 28, 2021, at 6pm, at Gol Linhas Aéreas Inteligentes S.A. (“Company”), exclusively digital, considered as Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.

II. Calling and Attendance: Waived given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited Ms. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV. Agenda: To pass resolutions regarding a capital increase of the Company’s share capital, within the limit of its authorized capital, and to set the terms and conditions for the issuance of new shares.

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote, without the participation of Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino and Anna Luiza Serwy Constantino, who declared themselves conflicted due to the firm commitment presented by them and described in item (v) below:

(i)	To carry out an increase of the Company’s share capital (“Capital Increase”), though the issue, for private subscription, in the amount of up to R$ 511,813,108,55 (“Total Capital Increase”), subject to partial ratification in the event the Capital Increase Minimum Amount (as defined below) is reached. The shares to be issued will grant its holders the same rights, advantages and restrictions granted by of each of the existing common and preferred shares issued by the Company, as set forth in its Bylaws, including the right to receive dividends and/or interest on equity declared by the Company as from the date they are issued. The Capital Increase aims at supporting (i) the acceleration of GOL’s transition from 737 NG to 737 Max aircraft, (ii) GOL’s financial flexibility to execute credit –accretive liability management, and (iii) GOL’s access to additional value-accretive growth opportunities.

(ii)	The issue price of each preferred share shall be R$24,19 (“Preferred Share Issue Price”), defined pursuant to Article 170, Paragraph 1, item III of Law No. 6.404/76, based on the closing price of the preferred shares issued by the Company at B3 on April 28, which represents a premium of 9,13% to the 30-day volume-weighted-average-price of GOL’s preferred shares. The issue price for each common share shall be R$ 0,6911, an amount equivalent to the Preferred Share Issued Price divided by thirty-five (35), in order to reflect the difference in the equity rights attributed to the common shares, pursuant to Article 5, Paragraph 3 and Paragraph 7 of the Company’s Bylaws (“Common Share Issue Price”, together with Preferred Share Issue Price, “Issue Price”). The Company’s Management understands that, among the criteria for determining the Issue Price, the one that most adequately reflects the price of the Company's shares at this time is the share price on the stock exchange. Thus, there are elements to justify the single application of the pricing criteria provided for in item III, Paragraph 1 of Article 170 of Law No. 6.404/1976, which represents, according to Management’s opinion, the most appropriate way of price the Company’s shares without unjustified dilution of shareholders who decide not to participate in the Capital Increase. The Company’s Management believes that a potential dilution of shareholders is mitigated, in view of historical evolution of the Company’s shares.

(iii)	The shares issued within the scope of the Capital Increase shall be fully paid in cash, in Reais, upon subscription.

(iv)	The Company’s shareholders shall have preemptive rights to subscribe new shares of the Company within the scope of the Capital Increase, pursuant to Article 171 of Law No. 6.404/76.

(v)	Once an amount equal to or greater than the minimum amount of the capital increase, corresponding to R$ 100 million (“Capital Increase Minimum Amount”), is subscribed, even if it does not reach the Total Capital Increase amount, the Capital Increase be considered concluded and there will be no round of apportionment of leftovers. In the event of partial ratification of the Capital Increase, no additional period will be granted for the reconsideration of the subscription decision. Nevertheless, shareholders will have the right to condition the subscription of shares to the Capital Increase be equivalent to the Total Capital Increase. Additionally, the shareholders shall, at the time of subscription, indicate whether, in the event the amount of the Capital Increase is equal or above the Minimum Capital Increase Amount but below the Total Capital Increase, he intends to receive (i) the totality of shares subscribed by him or (ii) an amount of shares equivalent to the pro rata between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in the Total Capital Increase, assuming, in the absence of any manifestation, the subscriber's interest in receiving all the subscribed shares. The controlling shareholders of GOL have informed GOL Board of Directors that they intend to acquire up to approximately R$270 million in shares of GOL, representing their pro rata amount in the Total Capital Increase. Thus, it is guaranteed that the Capital Increase Minimum Amount will be subscribed and paid in.

(vi)	To authorize for the Company’s officers to take any and all appropriate measures necessary to implement the Capital Increase.

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 28, 2021.

Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer